SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

{X}           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2011

OR

{  }           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

For the transition period from __________________________  to  _______________________

Commission file number   0-16668

A.           Full title of the plan and the address of the plan:

WSFS Financial Corporation
401(k) Savings and Retirement Plan
500 Delaware Avenue
Wilmington, DE  19801

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WSFS Financial Corporation
500 Delaware Avenue
Wilmington, DE  19801

REQUIRED INFORMATION

The audited financial statements required are included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WSFS Financial Corporation
401(k) Savings and Retirement Plan

DATE: June 28, 2012	By:	/s/ Peggy H. Eddens
Peggy H. Eddens Plan Administrator

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the
WSFS Financial Corporation 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011  is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 28, 2012

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value (note 3)	$43,513,906	$44,859,677

Notes receivable from participants	815,507	809,339

Net assets available for plan benefits before adjustment	44,329,413	45,669,016

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(11,411)	(20,130)
Net assets available for benefits	$44,318,002	$45,648,886
See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Investment (Loss) Income
Net (depreciation) / appreciation in fair value of
investments (note 5)	$(3,299,179)	$9,964,311
Interest and dividends	40,040	27,546
Net Investment (Loss) / Income	(3,259,139)	9,991,857

Contributions:
Employer	1,886,509	1,470,269
Participants	3,523,917	2,284,774
Total Contributions	5,410,426	3,755,043
Deductions:
Benefits paid	3,460,829	4,936,805
Administrative expenses	21,342	9,800
Total Deductions	3,482,171	4,946,605

Net (Decrease) / Increase in Net Assets Available for Benefits	(1,330,884)	8,800,295
Net assets available for benefits:
Beginning of year	45,648,886	36,845,591
End of year	$44,318,002	$45,648,886
See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The purpose of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) is to encourage and assist employees (Associates) in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan agreement or the summary plan description for a more complete description of the Plan’s provisions.

(a)	Eligibility

All full- and part-time regular (non-temporary) status Associates of WSFS Financial Corporation or its subsidiaries (the Employers) who have completed six months of service as of July 1, 2004 or who will complete six months of service on or after July 1, 2004 and have attained age 21 years or older are eligible to participate following the completion of six months of continuous employment. Peak time Associates, interns, temporary employees, leased employees, or nonresident aliens are not eligible to participate in the Plan, except as may otherwise be required to preserve the qualified status of the Plan.

(b)	Contributions

Participants may authorize the Employers to make payroll deductions under the Plan from 0% to 70% of their total compensation, not to exceed $16,500 in 2011. In addition, those participants, who are over age 50 or turning age 50 on or before December 31, 2011, are eligible for an additional catch-up contribution of $5,500 in 2011. The percentage contribution may be increased, decreased, revoked, or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pretax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

All contributions made by the Employers on participants’ behalf are also on a pretax basis. The Employers’ contributions comprise the following:

Company Matching Contribution – The Plan includes an employer matching contribution program such that the Employers match 100% of the Associate’s contribution up to 5% of total compensation. The matching contribution is made in cash and participants are able to direct the investment of the contribution.  If they choose not to, the contribution will be invested in the default option which is 100% Reed, Conner & Birdwell, Inc. balanced fund.  Participants can make changes to their investment elections at any time.

Employer Base Profit Sharing Contribution – The Plan includes a profit sharing program. The contribution for each eligible participant is calculated as a fixed percentage of the participant’s total compensation.  Participants can direct the investment of the profit sharing contribution prior to when it is given.  If they choose not to, the contribution will be invested in the default option, which is 100% Reed, Conner & Birdwell, Inc. balanced fund.  Participants can make changes to their investment elections at any time.  The two types of profit sharing contributions are as follows:

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

•
Base Contribution – Participants shall be entitled to a base contribution in each calendar quarter in which the Board approves such contributions, based upon the Employers’ performance. It is calculated based on a fixed percentage of eligible compensation.

•
Supplemental Contribution – A participant shall be entitled to a supplemental contribution at the end of each plan year in which the Board approves such contributions, based upon the Employers’ performance.

(c)	Participants’ Accounts

Participants’ accounts are credited for their contributions and the Employers’ contribution made on their behalf. Participants’ accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant’s account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants’ account balances in that fund.

(d)	Vesting

All Associate contributions are 100% vested and are not subject to forfeiture for any reason. Employer contributions that are forfeited by participants reduce future Employer contributions. Unallocated forfeitures were $87,568 and $36,904 as of December 31, 2011 and 2010, respectively. Forfeitures used to offset Employer contributions amounted to $32,187 and $205,524 for the years ended December 31, 2011 and 2010, respectively. The table below shows the vesting schedule for the Plan:

Years of service	Vested percentages as amended
1	20%
2	40
3	60
4	80
5	100

(e)	Withdrawals

Participants’ accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Associate contributions made subsequent to January 1, 1988 are made on a pretax basis. Withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are included in interest and dividends, are made on a post-tax basis.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Associate Benefits Committee and can only be made for one of the following reasons:

1.	Purchase of primary residence of the participant;

2.	Preservation of primary residence;

3.	Certain medical expenses of a participant or the participant’s dependents; and

4.	Tuition for the next semester or quarter of postsecondary education of the participant, spouse, or dependents.

(f)	Notes Receivable from Participants

Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is the prime rate plus 1%. Interest paid on the loan is added to the participant’s account balance. Loans are secured by the participant’s interest in the Plan.  To be eligible for a loan, Associates must make Associate Savings Contributions of at least 1% of total compensation.  Participants may only have one outstanding loan at a time with no option to refinance.  Once that loan is paid in full, they are required to wait 30 days before they can reapply for a new loan.

(g)	Administrative Expenses

Expenses relating to the administration of the Plan are generally paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid by the participants.

(h)	Payment of Benefits

Any participant, who separates from service for any reason, excluding death, shall be entitled to receive their vested interest in their account balance.  This distribution can be in a lump-sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer.  Upon the death of a participant prior to payment of all retirement benefits, the participant’s vested account balance shall be paid to the participant’s beneficiary in accordance with the plan document.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 is intended to improve the comparability of fair value measurements

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the plan’s financial statements.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value.  See note 3 for discussion of fair value measurements.

Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. The estimated fair value of the investment in the FFTW Income Plus Fund (formerly ABN-AMRO Income Plus Stable Value Fund) is adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item as described in paragraph (i) below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Basis of Accounting

The Plan records all transactions on an accrual basis. Investment income is recorded as earned.

(g)	Fund Accounting for Income

The Collective Trust Funds, Stable Value Fund, and Common Stock Fund invest interest and dividend income within the fund to purchase additional fund assets rather than distribute the income among investors in the fund.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(h)	Payment of Benefits

Benefits are recorded when paid.

(i)	Fully Benefit-Responsive Investment Contracts

Effective January 1, 2006, the Plan adopted the provisions of ASC 946-210 (formerly FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) with respect to fully benefit-responsive investment contracts held by the FFTW Income Plus Fund (formerly ABN-AMRO Income Plus Stable Value Fund), which is provided as a core investment option to participants in the Plan.

As provided in ASC 946-210, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  As also provided for by ASC 946-210, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.

The average market yield of the FFTW Fund for the year ended December 31, 2011 was 1.85% and the average yield earned by the FFTW Fund that reflects the actual interest credited to participants for the year ended December 31, 2011 was 1.40%.

The average market yield of the FFTW Fund for the year ended December 31, 2010 was 2.60% and the average yield earned by the FFTW Fund that reflects the actual interest credited to participants for the year ended December 31, 2010 was 2.19%.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(3)	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets

• Quoted prices for identical or similar assets or liabilities in inactive markets

• Inputs other than quoted prices that are observable for the asset or liability

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Collective Investment Fund:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common Stock Fund:  Valued at the NAV of the shares held by the plan at year end. The NAV is calculated based upon shares of Company stock and cash balances held by the Fund.

Stable Value Funds:  Stable Value Funds are public investment vehicles valued using the NAV provided by the administrator of the fund.  As of December 31, 2011, the Plan invested in the FFTW Income Plus Fund (formerly ABN-AMRO Income Plus Stable Value Fund).  Per review of the fund’s audited financial statements as of December 31, 2011, substantially all of the fund’s investment valuations used to determine its NAV are Level 2 valuations.  Therefore, the Plan’s management classified the valuation of the FFTW Income Plus Fund as Level 2.

The Plan has $43,513,906 of investments in alternative investment funds which are reported at fair value. For all of those investments, the Plan has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable with the fund at NAV under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the NAV of the funds and, consequently, the fair value of the Plan interests in the funds.  Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value.  Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan were to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported NAV, and the discount could be significant.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Fair Value Measurements Using
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Collective Investment Funds	$-	$33,442,037	$-	$33,442,037
WSFS Common Stock Fund	-	10,071,869	-	10,071,869
Total investments, at fair value	$-	$43,513,906	$-	$43,513,906

There were no changes between levels during 2011.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Fair Value Measurements Using
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Collective Investment Funds	$-	$31,672,836	$-	$31,672,836
WSFS Common Stock Fund	-	13,186,841	-	13,186,841
Total investments, at fair value	$-	$44,859,677	$-	$44,859,677

There were no changes between levels during 2010.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$44,318,002	$45,648,886
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	11,411	20,130
Net assets available for benefits per the Form 5500	$44,329,413	$45,669,016

The following is a reconciliation of net depreciation in fair value of investments per the financial statements to the Form 5500:

Year ended
December 31,
2011
Net depreciation in fair value of investments per the financial statements	$(3,299,179)
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts for the year ended December 31, 2011	11,411
Net depreciation in fair value of investments per the Form 5500	$(3,287,768)

(5)	Investments

The following represents the fair value of investments that are 5% or more of the Plan’s net assets:

	2011	2010
WSFS Common Stock Fund*	$10,071,869	$13,186,841
Reed, Conner and Birdwell, Inc.*	6,240,475	4,723,909
FFTW Income Plus (formerly ABN Amro)*	5,625,795	5,167,140
Smith Group Asset Management*	3,513,840	3,466,069
FMT/Vanguard GNMA Fund*	3,386,708	3,147,589
Metropolitan West Capital Mgmt, LLC Small Cap Value Fund*	**	2,318,458
Invesco International Growth Equity Trust*	2,258,616	**
Eagle Global Advisors Fund*	**	2,291,224

*Party-in-interest.

**Investment not 5% or more of Plan's net assets for this year.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan holds an indirect investment in WSFS Financial Corporation common stock through shares held by the WSFS Common Stock Fund.  The WSFS Common Stock Fund represents approximately 23% and 29% of total investments as of December 31, 2011 and 2010, respectively.  WSFS Financial Corporation is a savings and loan holding company.

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2011	2010
Collective Investment Funds	$(235,638)	$3,383,612
WSFS Common Stock Fund	(3,063,541)	6,580,699
Total (depreciation) appreciation	$(3,299,179)	$9,964,311

(6)	Income Tax Status

On December 15, 2005, the Plan was amended and restated effective March 28, 2005 and further amended on February 19, 2008 and December 29, 2010. The Plan received a favorable determination letter from the Internal Revenue Service dated May 6, 2005 and it is expected an additional favorable determination letter will be received upon approval by the IRS once the 2010 amended and restated plan is reviewed. The Employers believe that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2008.

(7)	Plan Termination

Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and non-forfeitable.

(8)	Related-Party Transactions

During 2011 and 2010, certain plan investments consisted of shares of Collective Investment Funds sponsored by First Mercantile Trust and WSFS Financial Corporation common stock.  Investment transactions with First Mercantile Trust and WSFS Financial Corporation qualify as party-in-interest transactions. Fees incurred for investment management, and custodial services were paid from the Plan, while record-keeping services were paid by WSFS Financial Corporation for the years ended December 31, 2011 and 2010.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010
(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

Schedule 1

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

	Investments	Units	Current value
*	WSFS Common Stock Fund	1,650,287	$10,071,869
*	Collective Investment Funds:
	Reed, Conner and Birdwell, Inc. Fund	502,490	6,240,475
	FFTW Income Plus Fund	431,597	5,625,795
	Smith Group Asset Management Fund	260,171	3,513,840
	FMT/Vanguard GNMA Fund	230,312	3,386,708
	Invesco International Growth Equity Trust Fund	245,177	2,258,616
	Metropolitan West Capital Mgmt, LLC Small Cap Value Fund	156,894	2,037,767
	Metropolitan West Capital Mgmt, LLC Large Cap Value Fund	97,650	1,921,966
	Perimeter Capital Management Fund	191,002	1,713,112
	LifeStyle Moderate Growth Fund	86,474	1,580,964
	FMT/iShares Russell Mid-Cap Growth Index ETF Fund	126,365	1,394,004
	LifeStyle Aggressive Growth Fund	55,362	1,046,761
	FMT/Vanguard Growth Index Fund	56,598	770,699
	FMT/iShare Russell Mid-Cap Value Index ETF Fund	38,332	427,158
	LifeStyle Income and Conservative Growth Fund	24,087	382,004
	LifeStyle Conservative Growth Fund	22,713	368,306
	Tradewinds Global Investors, LLC Fund	26,266	325,689
	FMT/Royce Micro-Cap Inv Fund	19,125	301,126
	FMT/Pimco Total Return Instl Fund	5,132	81,690
	FMT/Vanguard 500 Index	2,785	45,320
	FMT/Delaware High Yield Opportunity Fund	1,348	20,037
*	Notes receivable from participants (interest rate of prime plus 1%)**		815,507
	Total investments and loans		$44,329,413
*	Party-in-interest.
** During 2011, the prime rate was 3.25%.
See accompanying report of independent registered public accounting firm.